SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q3 2006 Results dated November 27, 2006.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Q3 2006 Results

Monday November 27, 9:39 am ET

NETANYA, Israel, November 27 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADI - News) today reported its financial results for the three months period ended September 30, 2006. The company reported revenues in the three months period of $2.9 million, compared to revenues of $2.5 million for the same period in 2005. For the three months ended September 30, 2006 cost of revenues decreased to $1.8 million from $2.9 million in the comparable period in 2005 and operating expenses increased to $0.69 million from $0.62 in the comparable period in 2005. As a result, the company reported a net profit of $15 thousand for the three months ended September 30, 2006 compared to a net loss of $1.2 million for the same period in 2005.

Commenting on the results, Major General (Ret.) Herzle Bodinger, RADA's CEO said, "The profit that we are reporting for the third quarter shows that the investment of the company over the last two years is starting to materialize. Over the last two years RADA invested in new products and we are continuing to do so. Our ability to provide state of the art products, meeting the technical and economical requirements, shows the strength of RADA as an efficient company with great capabilities. Our marketing efforts are continuing as well as we are focusing on our main markets in Israel, U.S., and India.

MR. Bodinger added, "The Company reported a marginal profit. I believe that the trend of improvement will continue into the last quarter of this year, and will partially compensate for the loss in the two first quarters of 2006."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.


    Contact: Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share and per share data


                                                        September   December
                                                        30, 2006    31, 2005
                                                        Unaudited   Audited
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                             $ 1,809      $ 350
    Restricted cash                                         1,062      1,017
    Trade receivables (net of allowance for doubtful
    accounts of $ 0 and $ 6 at September 30, 2006 and
    December 31, 2005, respectively)                        2,049      4,920
    Other receivables and prepaid expenses                    369        156
    Costs and estimated earnings in excess of billings
    on uncompleted contracts                                1,072      1,396
    Inventories                                             3,038      1,942

    Total current assets                                    9,399      9,781

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                     983        983
    Leasing deposits                                           78         72
    Severance pay fund                                      1,665      1,614
    Total long-term receivables and deposits                2,726      2,669
    PROPERTY AND EQUIPMENT, NET                             3,394      3,931
    OTHER ASSETS:
    Intangible assets, net                                  2,079      2,469
    Deferred charges, net                                      20         40
    Total other assets                                      2,099      2,509
    Total assets                                         $ 17,618   $ 18,890
    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and loans                      $ 1,731      $ 877
    Trade payables                                          1,588      1,671
    Other payables and accrued expenses                     3,031      3,217
    Deferred revenues                                         600         50
    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                  167        391
    Total current liabilities                               7,117      6,206
    LONG-TERM LIABILITIES:
    Convertible note                                        2,790      2,560
    Accrued severance pay                                   2,049      2,009
    Total long-term liabilities                             4,839      4,569
    MINORITY INTERESTS                                        387        380
    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value -
    Authorized: 47,500,000 shares at September 30, 2006
    and December 31, 2005; Issued and outstanding:
    26,170,527 and 26,144,027 shares at September 30,
    2006 and December 31, 2005, respectively                  116        116
    Additional paid-in capital                             66,974     66,900
    Accumulated deficit                                   (61,815)   (59,281)
    Total shareholders' equity                              5,275      7,735
    Total liabilities and shareholders' equity           $ 17,618   $ 18,890

    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands, except per share data

                                                    Three months       Year
                           Nine months ended           ended           ended
                                                                     December
                             September 30,         September 30,        31,
                           2006        2005       2006       2005      2005
                                        (Unaudited) (Audited)

    Revenues            $ 7,456     $ 9,171    $ 2,879     $ 2,523 $ 13,421
    Cost of revenues      7,259       8,348      1,843       2,935   12,310
    Gross profit (loss)     197         823      1,036        (412)   1,111
    Operating expenses:
    Research and
    development             139           -         70           -        -
    Marketing and
    selling                 939         717        377         179      927
    General and
    administrative        1,041       1,441        241         444    1,939
    Total operating
    expenses:             2,119       2,158        688         623    2,866
    Operating income
    (loss)               (1,922)     (1,335)       348      (1,035)  (1,755)
    Financial
    expense, net            650         464        303         167      624
    Other expenses
    (income), net           (45)          -         23           -      (33)
                         (2,527)     (1,799)        22      (1,202)  (2,346)
    Minority interests
    in losses (gain) of
    subsidiary               (7)         14         (7)         3        17

    Net income (loss)  $ (2,534)   $ (1,785)      $ 15   $ (1,199) $ (2,329)
    Net income (loss)
    per share:
    Basic and diluted
    net income (loss)
    per share           $ (0.10)    $ (0.09)   $ 0.001    $ (0.06)  $ (0.10)




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                       (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 27, 2006